# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Joint Stock Company Kaspi.kz, CIK 0001985487
CUSIP: 48581R205
Title of class of securities: Common Shares, no par value American Depositary Shares, each representing one Common Share, no par value
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002029485

## Reporting persons
- Vyacheslav Kim: type of reporting person: individual (IN); citizenship or place of organization: Kazakstan (1P); sole voting power 40,670,650; shared voting power 0; sole dispositive power 40,670,650; shared dispositive power 0; aggregate amount beneficially owned 40,670,650 (21.3% of the class)

## Item 1. Issuer
Name of issuer: Joint Stock Company Kaspi.kz
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street Almaty, 050013, Kazakhstan

## Item 2. Person Filing
Name of person filing: Vyacheslav Kim
Address of principal business office or, if none, residence:
c/o Joint Stock Company Kaspi.kz
154A Nauryzbai Batyr Street
Almaty, 050013, Kazakhstan
Citizenship: See the response to Item 4 of the attached cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 40,670,650 Common Shares. This amount reflects Common Shares underlying 40,670,650 ADSs held by the Reporting Person.
Percent of class: 21.3% (percentage ownership is calculated based on 190,784,522 Common Shares outstanding as of June 30, 2025).
Sole power to vote or to direct the vote: 40,670,650 Common Shares.
Shared power to vote or to direct the vote: 0 Common Shares.
Sole power to dispose or to direct the disposition: 40,670,650 Common Shares.
Shared power to dispose or to direct the disposition: 0 Common Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Vyacheslav Kim: /s/ Vyacheslav Kim, Vyacheslav Kim (08/12/2025)